EXHIBIT 99.2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Financial Statements

Three and nine months ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	October 31, 2022 $	January 31, 2022 $
Assets

Current assets
Cash	41,656	173,513
Amounts receivable	31,946	324,993
Prepaids and other current assets	200,981	644,422

Total current assets	274,583	1,142,928

Non-current assets
Equipment, net (Note 5)	4,608	18,435

Total assets	279,191	1,161,363

Liabilities and Deficit

Current liabilities
Accounts payable and accrued liabilities	4,865,196	3,341,261
Due to related parties (Note 15)	735,924	144,867
Income tax payable	–	160,006
Financial guarantee liability (Note 16(c))	667,042	218,780
Convertible debenture (Note 7)	–	237,880
Loans payable (Note 8)	40,000	40,000
Warrant liabilities (Note 10(a))	–	353

Total current liabilities	6,308,162	4,143,147

Non-current liabilities
Financial guarantee liability (Note 16(c))	527,874	864,515
Loans payable (Note 8)	38,977	34,559
Warrant liabilities (Note (10(b))	23,937	–

Total liabilities	6,898,950	5,042,221

Deficit
Common shares (Note 9)	76,265,899	75,384,509
Common shares issuable (Note 9(d))	275,515	–
Reserves (Note 12)	24,422,030	23,655,647
Accumulated other comprehensive income	208,738	249,466
Accumulated deficit	(111,557,390)	(103,170,480)

Deficit attributable to shareholders	(10,385,208)	(3,880,858)
Non-controlling interests (Note 13)	3,765,449	–

Total deficit	(6,619,759)	(3,880,858)

Total liabilities and deficit	279,191	1,161,363

Nature of operations and going concern (Note 1), commitments and contingencies (Note 16) and events after the reporting date (Note 21)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”	Director
“Ralph Anthony Pullen”	Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	October 31, 2022 $	October 31, 2021 $	October 31, 2022 $	October 31, 2021 $

Expenses
Consulting fees	3,698,517	230,336	4,062,925	697,119
Depreciation (Note 5)	4,609	4,609	13,827	13,827
Foreign exchange loss	198,999	36,230	252,574	114,159
General and administrative	58,373	79,305	207,368	280,042
Professional fees	171,329	215,205	575,912	713,275
Promotion and marketing	25,000	58,028	106,852	280,584
Research and development	25,873	1,193,369	2,248,010	4,757,262
Wages, salaries and employment expenses	362,141	324,884	1,362,558	1,095,994

Total expenses	4,544,841	2,141,966	8,830,026	7,952,262

Loss from operations	(4,544,841)	(2,141,966)	(8,830,026)	(7,952,262)

Other income (expenses)
Accretion (Notes 7 and 8)	(18,548)	(1,405)	(54,665)	(4,076)
Change in financial guarantee liability (Note 16(c))	82,443	–	(111,621)	(187,000)
Change in unrealized gains/losses on warrant liabilities (Notes 10(a) and 10(b))	603	3,058	2,125	131,250
Interest expense	(1,663)	(9,539)	(4,997)	(44,614)
Loss on debt modification (Note 7)	(197,205)	–	(197,205)	–
Other	–	4,922	18,000	86,071
Recovery of penalty expense	–	–	127,670	–
Settlements, net (Notes 15 and 16(c))	–	(62,855)	257,710	(250,170)

Total other income (expenses)	(134,370)	(65,819)	37,017	(268,539)

Net loss	(4,679,211)	(2,207,785)	(8,793,009)	(8,220,801)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	(33,938)	4,501	(41,058)	82,802

Net comprehensive loss	(4,713,149)	(2,203,284)	(8,834,067)	(8,137,999)

Net loss attributable to:
Shareholders	(4,275,357)	(2,207,785)	(8,386,910)	(8,220,801)
Non-controlling interests (Note 13)	(403,854)	–	(406,099)	–

	(4,679,211)	(2,207,785)	(8,793,009)	(8,220,801)

Net comprehensive loss attributable to:
Shareholders	(4,308,985)	(2,203,284)	(8,427,638)	(8,137,999)
Non-controlling interests (Note 13)	(404,164)	–	(406,429)	–

	(4,713,149)	(2,203,284)	(8,834,067)	(8,137,999)

Net loss per share, basic and diluted	(0.05)	(0.03)	(0.10)	(0.11)

Weighted average shares outstanding, basic and diluted	85,938,291	84,822,907	85,556,406	72,219,862

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Changes in Deficit

(Expressed in Canadian dollars)

(Unaudited)

	Common Shares		Common Shares		Accumulated Other Comprehensive Income - Foreign Currency			Non-controlling	Total
	Shares #	Amount $	Issuable $	Reserves $	Translation $	Deficit $	Total $	Interests $	Deficit $

Balance – January 31, 2021	51,445,842	63,670,860	–	22,618,544	109,647	(91,011,306)	(4,612,255)	–	(4,612,255)
Common shares issued for services (Note 9(e))	10,000	16,850	–	(16,850)	–	–	–	–	–
Common shares issued for settlement of accounts payable and accrued liabilities (Note 9(e))	23,724	40,331	–	–	–	–	40,331	–	40,331
Common shares and share purchase warrants issued for cash (Notes 9(f), 9(i), 9(j), 9(k) and 9(l))	25,760,190	11,465,829	–	1,159,891	–	–	12,625,720	–	12,625,720
Common shares issued, compensation options granted and cash paid as share issue costs (Notes 9(f), 9(i), 9(j), 9(k) and 9(l))	1,212,115	(1,652,579)	–	467,422	–	–	(1,185,157)	–	(1,185,157)
Common shares issued on exercise of special warrants (Note 9(g))	6,372,298	2,794,868	–	(2,794,868)	–	–	–	–	–
Issue costs of special warrants (Note 9(g))	–	(572,565)	–	572,565	–	–	–	–	–
Issue costs (Note 9(h))	–	(77,195)	–	–	–	–	(77,195)	–	(77,195)
Share-based payments (Notes 10 and 12)	–	–	–	588,256	–	–	588,256	–	588,256
Foreign currency translation adjustment of foreign operations	–	–	–	–	82,802	–	82,802	–	82,802
Net loss	–	–	–	–	–	(8,220,801)	(8,220,801)	–	(8,220,801)
								–
Balance – October 31, 2021	84,824,169	75,686,399	–	22,594,960	192,449	(99,232,107)	(758,299)	–	(758,299)

Balance – January 31, 2022	85,241,238	75,384,509	–	23,655,647	249,466	(103,170,480))	(3,880,858)	–	(3,880,858)
Common shares issued for services (Note 9(a))	162,500	46,587	–	(16,850)	–	–	29,737	–	29,737
Common shares issued for cash (Notes 9(c) and 13)	1,666,667	341,550	–	–	–	–	341,550	160,439	501,989
Subscriptions received (Notes 9(d) and 13)	–	–	275,515	–	–	–	275,515	428,575	704,090
Common shares issued for conversion of debenture (Note 7 and 9(b))	1,540,135	493,253	–	(205,125)	–	–	288,128 48	–	288,128
Debt modification (Note 7)	–	–	–	197,205	–	–	197,205	–	197,205
Share-based payments (Notes 10 and 12)	–	–	–	791,153	–	–	791,153	–	791,153
Foreign currency translation adjustment of foreign operations	–	–	–	–	(40,728)	–	(40,728)	(330)	(41,058)
Net loss	–	–	–	–	–	(8,386,910)	(8,386,910)	(406,099)	(8,793,009)
Reduction of controlling interest without change in control (Note 13)	–	–	–	–	–	–	–	3,582,864	3,582,864

Balance – October 31, 2022	88,610,540	76,265,899	275,515	24,422,030	208,738	(111,557,390)	(10,385,208)	3,765,449	(6,619,759)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Nine Months Ended
	October 31, 2022 $	October 31, 2021 $
Operating activities

Net loss	(8,793,009)	(8,220,801)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion	54,665	4,076
Change in financial guarantee liability	111,621	(125,165)
Change in unrealized gains/losses on warrant liabilities	(2,125)	(131,250)
Common shares issued for services	29,737	–
Common shares of MedMelior issued for services	3,582,864	–
Depreciation	13,827	13,827
Foreign exchange loss	252,574	114,159
Loss on debt modification	197,205	–
Other – premium on loans payable	–	(50,949)
Share-based payments	791,153	588,256
Changes in working capital accounts:
Amounts receivable	294,540	439,049
Prepaids and other current assets	443,442	(137,825)
Accounts payable and accrued liabilities	1,229,700	(1,219,509)
Due to related parties	591,057	(528,930)
Income tax payable	(160,006)	–
Net cash used in operating activities	(1,362,755)	(9,255,062)

Financing activities
Proceeds from issuance of common shares and share purchase warrants, net	341,550	11,440,563
Proceeds from issuance of common shares by MedMelior	186,148	–
Proceeds from loans payable	–	120,000
Proceeds from subscriptions received	275,515	–
Proceeds from subscriptions received by MedMelior	428,575	–
Repayment of convertible debenture	–	(250,000)
Shelf prospectus transaction costs	–	(77,195)
Net cash provided by financing activities	1,231,788	11,233,368

Effects of exchange rate changes on cash	(890)	1,014

Net change in cash	(131,857)	1,979,320
Cash – beginning of period	173,513	154,722

Cash – end of period	41,656	2,134,042

Supplemental cash flow disclosures (Note 14)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

1. Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR”. The Company is a biopharmaceutical company engaged in the development and commercialization of patented, differentiated and premium quality pharmaceuticals.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in these condensed consolidated interim financial statements should the Company no longer be able to continue as a going concern. Any such adjustments could be material. As at October 31, 2022, the Company has not earned any revenue and has an accumulated deficit of $111,557,390. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”), weakening of capital markets and global economic impact from the Russia-Ukraine war. Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2. Significant Accounting Policies

(a) Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB. They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended January 31, 2022 and should be read in conjunction with those audited consolidated financial statements. These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on December 22, 2022.

(b) Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for share-based payment transactions and certain financial instruments which are measured at fair value, and are presented in Canadian dollars.

7

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

2. Significant Accounting Policies (continued)

(c) Basis of Consolidation

Subsidiaries

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership	Jurisdiction

BetterLife Pharma Inc.	Parent	Canada
MedMelior Inc.	100%	Canada
Blife Therapeutics Inc.	100%	Canada
Altum S1M US Corp. (dissolved July 2022)	100%(1)	U.S.A.
BetterLife Pharma US Inc.	100%	U.S.A.
Thrudermic, LLC (dissolved June 2022)	100%	U.S.A.
BetterLife Europe Pharmaceuticals AG (divested December 2021) (Note 4)	100%	Lichtenstein
Solmic AG (divested December 2021) (Note 4)	100%(2)	Switzerland
Altum Pharma (Australia) Pty Ltd.	100%(1)	Australia
Altum Pharmaceuticals (HK) Limited	100%(1)	Hong Kong

(1) Fully-owned subsidiaries of MedMelior Inc.

(2) Fully-owned subsidiary of BetterLife Europe Pharmaceuticals AG

Non-controlling interests

Non-controlling interests (“NCI”) are measured at the proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes to the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(d) Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For critical judgments used by management, refer to the Company’s most recent annual audited consolidated financial statements for the year ended January 31, 2022.

8

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

2. Significant Accounting Policies (continued)

(e) Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, MedMelior Inc. and Blife Therapeutics Inc., is the Canadian dollar. The functional currency of the U.S. subsidiaries, Altum S1M US Corp., BetterLife Pharma US Inc. and Thrudermic, LLC, is the U.S. dollar. The functional currency of the European subsidiaries, BetterLife Europe Pharmaceuticals AG and Solmic AG, is Swiss Francs. The functional currency of the Hong Kong subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in the condensed consolidated interim statements of comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of equity or deficit, described as foreign currency translation adjustment.

(f) Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the condensed consolidated interim statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

(g) Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

9

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

3. New Accounting Pronouncements

The following new accounting standards and interpretations will be adopted by the Company subsequent to October 31, 2022.

(a) IAS 1 – Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company does not expect the revisions to have a material impact on its consolidated financial statements.

(b) IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated financial statements.

The following new accounting standards and interpretations were adopted by the Company at February 1, 2022.

(c) IAS 16 – Property, Plant and Equipment (“IAS 16”)

IAS 16 has been amended to prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. The amendment did not have a material impact on the Company’s condensed consolidated interim financial statements.

(d) IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

IAS 37 has been amended to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022. The amendment did not have a material impact on the Company’s condensed consolidated interim financial statements.

10

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

4. Sale of Assets

On December 17, 2021, the Company signed a share contract with an unrelated third party (the “BetterLife Europe Purchaser”) for the sale of 100% of the issued and outstanding common shares of BetterLife Europe Pharmaceuticals AG (“BetterLife Europe”). Pursuant to the sale of BetterLife Europe, the Company’s Solmic patents, having a carrying amount of $nil, and Solmic AG, fully-owned subsidiary of BetterLife Europe, were transferred to the BetterLife Europe Purchaser and the Company is no longer pursuing commercialization of cannabis products in Europe. Consideration of the sale was $246,041 (€170,000).

The Company evaluated the disposal of BetterLife Europe in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations as it did not represent a separate major line of business.

5. Equipment

Cost	Equipment $

Balance, October 31, 2022, January 31, 2022 and January 31, 2021	44,553
Accumulated Depreciation
Balance, January 31, 2021	7,682
Depreciation	18,436
Balance, January 31, 2022	26,118
Depreciation	13,827
Balance, October 31, 2022	39,945
Net book value, October 31, 2022	4,608
Net book value, January 31, 2022	18,435

6. Intangible Assets

(a) BETR-001: BETR-001 is a nontoxic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as severe depression, substance dependencies, post-traumatic stress disorder, and migraines.

(b) BETR-002: BETR-002 is a formulation of a derivative of dihydrohonokiol, a known anti-anxiety compound, with potential for treatment of benzodiazepine dependency, anxiety and spasticity.

(c) MM-001: MM-001 is a topical Interferon α2b (“IFNα2b”) product for the treatment of Human Papiloma Virus (“HPV”) infection that can cause cervical cancer. In 2017, MedMelior entered into a patent license agreement with a third party, Altum-Avro Pharma Partnership (“AAPP”), to license the development of the technology involving the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material (“BiPhasix™ Technology”). The BiPhasix™ Technology is a novel encapsulation and delivery platform technology. BiPhasix-encapsulated interferon IFNα2b for use in treatment of HPV-cervical dysplasia. Consideration of the patent license agreement included:

11

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

6. Intangible Assets (continued)

•	Five percent (5%) of the inventory of any and all product produced by MedMelior to be paid in kind to AAPP.
•	Milestone payments:

o	$3 million upon initiation of the first Phase 3 trial in any global territory except for eastern European territories,
o	$5 million upon first submission of New Drug Application or similar for approval in any global territory except for eastern European territories, and
o	$10 million upon first commercial sale in any global territory except for eastern European territories.

•	Royalties:

o	8% on annual net sales up to $50 million,
o	10% on annual net sales on the next $25 million, and
o	12.5% on annual net sales above $75 million.

•	30% of any upfront payments that MedMelior receives from a third person in respect of development, licensing, manufacturing or distribution rights.
•	30% of any upfront payments that MedMelior receives from a third person in respect of development, licensing, manufacturing or distribution rights.

(d) MM-003: MM-003 is a patent pending IFNα2b inhalation formulation for the treatment of viral infections.

(e) AP-002: AP-002 is an oral gallium-based novel small molecule. The finished drug product is an enteric protected tablet for oral administration. In December 2022, the Company formally ceased the AP-002 development program.

7. Convertible Debenture

Convertible Debenture $

Balance, January 31, 2021	500,000
Repayment	(250,000)
Debt modification	(56,264)
Accretion and interest	44,144

Balance, January 31, 2022	237,880
Debt modification	197,205
Accretion and interest, net	50,247
Conversion to common shares (Note 9(b))	(485,332)
Balance, October 31, 2022	–

On September 4, 2020, the Company issued an unsecured convertible debenture with a non-related party for $500,000. The debenture bore interest at 8% per annum, had an original maturity date of December 3, 2020 and was convertible into common shares at a conversion price equal to $1.15 per common share.  On April 1, 2021, the maturity date was amended to May 3, 2022.  On June 3, 2021, $250,000 of the note was repaid.  On October 31, 2022, the conversion price was amended to $0.20 per common share and a loss on debt modification of $197,205 was recorded.  On the same date, principal amount and accrued interest of convertible debenture totalling $308,028 was converted into 1,540,135 common shares (Note 9(b)) at a conversion price of $0.20.  Convertible debenture contained no financial covenants.  The liability component of convertible debenture was determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features.

12

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

8. Loans Payable

	Loans Payable $	Current $	Long-term $

Balance, January 31, 2021	–	–	–
Proceeds from loans payable	120,000
Premium on loans payable	(50,949)
Accretion	5,508

Balance, January 31, 2022	74,559	40,000	34,559
Accretion	4,418

Balance, October 31, 2022	78,977	40,000	38,977

In February 2021, the Company and MedMelior each entered into Canada Emergency Business Account (“CEBA”) term loan agreements for $60,000 with an initial expiry date of December 31, 2023 and interest rate of nil% per annum during this initial term. The CEBA term loan agreements also provide for an extended maturity date of December 31, 2025 and interest rate of 5% per annum during the extended term.

9. Common Shares

Authorized: Unlimited number of common shares without par value

During the nine months ended October 31, 2022:

(a) The Company issued 10,000 common shares, with fair value totaling $16,850, to a third party pursuant to vesting of restricted stock units (Note 12(a)) and 152,500 common shares, with fair value of $29,737 to a third party for services rendered.

(b) In October 2022, the Company issued 1,540,135 common shares pursuant to the conversion of principal and accrued interest of convertible debenture (Note 7).

(c) In October 2022, the Company issued, pursuant to a non-brokered private placement, 1,666,667 common shares at price of $0.20 (US$0.15) per share for gross proceeds of $341,550 (US$250,000).

(d) The Company received subscription proceeds totaling $275,515.

During the nine months ended October 31, 2021:

(e) The Company issued 10,000 common shares, with fair value totaling $16,850, to a third party pursuant to vesting of restricted stock units and 23,724 common shares, with fair value of $40,331 as settlement of amounts payable.

(f) In February and March 2021, the Company issued, pursuant to a non-brokered private placement, 1,779,833 common shares at price of $1.40 per share for gross proceeds of $2,491,766. Share issue costs consisted of issuances of 210,771 common shares with fair value of $287,413 and other transaction costs of $30,477.

13

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

9. Common Shares (continued)

(g) On April 3, 2021, 5,589,735 special warrants were exercised pursuant to which the Company issued 6,372,298 common shares, valued at $2,794,868, and 6,372,298 warrants with an exercise price of $0.60 and expiry date of December 1, 2023. Pursuant to the exercise, $572,565 of issue costs related to the special warrants have been reclassified from reserves into common shares on the condensed consolidated interim statements of changes in deficit.

The following table summarizes the continuity of special warrants:

	Number of	Exercised Into
	Special Warrants	Common Shares	Warrants

Balance, January 31, 2021	5,589,735	330,000	330,000
Exercised into 1.14 common shares and warrants	(5,589,735)	6,372,298	6,372,298
Balance, October 31 and January 31, 2022	–

(h) On April 26, 2021, the Company filed and obtained a receipt for a final base shelf prospectus (the “Shelf Prospectus”) filed with the securities regulatory authorities in British Columbia, Alberta and Ontario, Canada. The Shelf Prospectus is valid for a 25-month period, during which time the Company may issue an aggregate offering amount of up to $100 million of common shares, preferred shares, warrants, subscription receipts, units and debt securities (the “Securities”) in amounts and at prices on the terms based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (“Prospectus Supplement”). Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities may be used for general corporate and working capital requirements, funding product program costs, or for other corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of the Securities. There is no certainty that any Securities will be offered or sold under the Shelf Prospectus within the 25-month period. During the nine months ended October 31, 2021, the Company incurred $77,195 of costs related to the filing of the Shelf Prospectus.

(i) On May 14, 2021, the Company issued, pursuant to a non-brokered private placement, 1,142,857 common shares at price of US$0.70 per share for gross proceeds of $972,000 (US$800,000). Share issue costs consisted of issuance of 311,689 common shares with fair value of $168,312 and other transaction costs of $38,637.

(j) On May 28, 2021, the Company closed on a bought-deal public offering and issued, under the Shelf Prospectus (Note 9(h)), 15,812,500 units at price of $0.40 per unit for gross proceeds of $6,325,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring of May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $395,313 allocated to the warrants.

14

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

9. Common Shares (continued)

Share issue costs totaling $1,325,796 consisted of the following: 1,265,000 compensation options with fair value of $296,722, 689,655 common shares with fair value of $268,965, agent’s fee of $506,000 and other transaction costs of $254,109. Compensation options entitle the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

(k) On June 7, 2021, the Company closed on a marketed public offering and issued, under the Shelf Prospectus (Note 9(h)), 6,525,000 units at price of $0.40 per unit for gross proceeds of $2,610,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring of May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $685,125 allocated to the warrants.

Share issue costs totaling $481,739 consisted of the following: 652,750 compensation options with fair value of $152,653, agent’s fee of $261,000 and other transaction costs of $68,086. Compensation options entitle the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

(l) On June 25, 2021, the Company closed on a partial exercise of the over-allotment option in conjunction with its marketed public offering (Note 9(k)) and issued, under the Shelf Prospectus (Note 9(h)), 500,000 units at price of $0.40 per unit and 478,750 share purchase warrants at a price of $0.0563 per share purchase warrant for gross proceeds of $226,954. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring of May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $52,500 allocated to the warrants. Each share purchase warrant issued entitles the holder to purchase one common share at an exercise price of $0.50 and expires on May 28, 2021.

Share issue costs totaling $44,895 consisted of 50,000 compensation options with fair value of $11,613 entitling the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024, 47,875 compensation options with fair value of $6,586 entitling the holder to purchase one common share at an exercise price of $0.50 per share and expires on May 28, 2024, agent’s fee of $22,696 and other transaction costs of $4,000. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

15

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

10. Share Purchase Warrants

(a) Warrant liabilities

When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Liability Amount $
Balance, January 31, 2021	252,595	1.44	131,603
Change in fair value	–	–	(131,250)
Balance, January 31, 2022	252,595	1.44	353
Change in fair value	–	–	(353)
Expired	(252,595)	(1.44)	–
Balance, October 31, 2022	–	–	–

(b) Warrant liabilities of MedMelior

At October 31, 2022, MedMelior has 96,667 share purchase warrants with exercise prices denominated in U.S. dollars. When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of MedMelior (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified share purchase warrants of MedMelior:

	Number of Warrants	Weighted Average Exercise Price US$	Liability Amount $
Balance, January 31, 2022 and 2021	–	–	–
Granted (Note 13)	96,667	1.25	25,709
Change in fair value	–	–	(1,772)
Balance, October 31, 2022	96,667	1.25	23,937

16

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

10. Share Purchase Warrants (continued)

At October 31, 2022, the following liability-classified share purchase warrants of MedMelior were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date	Weighted average remaining contractual life (years)
96,667	1.25	June 9, 2024	1.61

The fair value of warrant liabilities at October 31, 2022 was determined using the Black-Scholes option pricing model, using the following assumptions:

•	Risk free interest rate: 3.97%
•	Volatility: 90%
•	Market price of common shares on valuation date: US$0.66
•	Expected dividends: Nil%
•	Expected life: 1.61 years
•	Exercise price: US$1.25

(c) Equity-classified warrants

The following table summarizes the continuity of equity-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $
Balance, January 31, 2021	8,374,396	2.90
Granted	30,126,643	0.52
Expired	(7,241,912)	(2.98)

Balance, January 31, 2022	31,259,127	0.59
Expired	(1,118,484)	(2.43)

Balance, October 31, 2022	30,140,643	0.52

At October 31, 2022, the following equity-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

200,000	1.21	March 28, 2023
238,095	0.27	September 26, 2023
6,386,298	0.60	December 1, 2023
23,316,250	0.50	May 28, 2024
30,140,643

17

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

10. Share Purchase Warrants (continued)

The Company did not issue any share purchase warrants during the nine months ended October 31, 2022. During the nine months ended October 31, 2021, the Company issued 438,095 share purchase warrants, valued at $157,297, to third parties for services rendered. This was recorded within consulting fees in the Company’s condensed consolidated interim statements of comprehensive loss and estimated using the Black-Scholes option pricing model. The fair values of equity-classified warrants issued pursuant to the Company’s financings (Notes 9(j), 9(k) and 9(l)) were estimated using the residual method.

11. Compensation Options

The following table summarizes the continuity of compensation options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding and exercisable, January 31, 2021	471,178	0.50	2.83
Granted	2,015,625	0.40	3.00

Outstanding and exercisable, October 31 and January 31, 2022	2,486,803	0.42	1.48 / 2.23

At October 31, 2022, the following compensation options were outstanding:

			Exercisable Into
Number of Compensation Options	Exercise Price $	Expiry Date	Common Shares	Share Purchase Warrants	Exercise Price	Expiry Date

471,178	0.50	December 2, 2023	537,143	537,143	$0.60	December 2, 2023
1,967,750	0.40	May 28, 2024	1,967,750	1,967,750	$0.50	May 28, 2024
47,875	0.50	May 28, 2024	47,875	–	–	–
2,486,803

12. Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

Effective June 29, 2018, the Company’s subsidiary, MedMelior, adopted a stock option plan. Under this plan, MedMelior may grant options to its directors, officers, employees and consultants up to an amount as determined by MedMelior The exercise price of the stock options will be determined by MedMelior.

18

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

12. Long-term Incentive Plans (continued)

(a) Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Outstanding, January 31, 2021	25,000
Common shares issued on vesting	(15,000)

Outstanding, January 31, 2022	10,000
Common shares issued on vesting (Note 9(a))	(10,000)

Outstanding, October 31, 2022	–

The fair value of share-based payment expense was determined using market value of the share price on grant date. RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date. During the three and nine months ended October 31, 2022, the Company recognized $175 and $2,662, respectively, of share-based payment expense related to its RSUs (three and nine months ended October 31, 2021 - $4,506 and $21,163, respectively) within consulting fees in its condensed consolidated interim statements of comprehensive loss.

(b) Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, October 31, 2022, January 31, 2022 and January 31, 2021	25,000

PSUs vested on March 31, 2021 and are settled by delivery of a notice of settlement by the PSU holder.  At October 31, 2022, 25,000 PSUs were vested (January 31, 2022 – 25,000).  During the three and nine months ended October 31, 2022 and 2021, the Company did not recognize any share-based payment expense related to its PSUs.

(c)  Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

19

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

12. Long-term Incentive Plans (continued)

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2021	2,922,712	2.56	2.19
Granted	1,270,000	0.48	2.41
Forfeited	(1,782,712)	(3.51)	–
Outstanding, January 31, 2022	2,410,000	0.76	1.98
Granted	2,100,000	0.17	3.00
Outstanding, October 31, 2022	4,510,000	0.49	1.74

Additional information regarding share purchase options as of October 31, 2022, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

10,000	10,000	0.27	December 31, 2022
40,000	30,000	1.80	January 4, 2023
10,000	10,000	2.50	January 20, 2023
700,000	625,000	0.63	April 28, 2023
20,000	20,000	0.275	September 27, 2023
20,000	20,000	0.29	November 28, 2023
840,000	840,000	0.77	December 8, 2023
520,000	520,000	0.295	October 13, 2024
2,100,000	1,400,003	0.17	February 28, 2025
180,000	163,333	1.80	May 5, 2025
50,000	33,333	2.40	May 10, 2025
20,000	13,333	1.80	May 21, 2025
4,510,000	3,685,002

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: May 7, 2020 to March 1, 2022
•	Risk free interest rate: 0.20% to 1.42%
•	Volatility: 80% to 173%
•	Market price of common shares on grant date: $0.175 to $2.10
•	Expected dividends: Nil%
•	Expected life: Two (2) to five (5) years
•	Exercise price: $0.17 to $1.80

Fair values of share purchase options at each measurement date ranged between $0.15 to $1.70.  For the three and nine months ended October 31, 2022, share-based payment expense related to share purchase options totaled $57,946 and $364,468, respectively, and have been recorded in the Company’s condensed consolidated interim statements of comprehensive loss (three and nine months ended October 31, 2021 - $139,926 and $409,796, respectively).  $43,965 of share-based payment expense have yet to be recognized and will be recognized in future periods.

20

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

12. Long-term Incentive Plans (continued)

(d) Share Purchase Options of MedMelior

The following table summarizes the continuity of MedMelior’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2021	–	–	–
Granted	1,100,000	0.10	3.00
Outstanding, October 31 and January 31, 2022	1,100,000	0.10	2.16 / 2.91

Additional information regarding share purchase options of MedMelior as of October 31, 2022, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

1,100,000	550,000	0.10	December 28, 2024

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Date of grant: December 29, 2021
•	Risk free interest rate: 1.181%
•	Volatility: 90%
•	Market price of common shares on grant date: $0.83
•	Expected dividends: Nil%
•	Expected life: Three (3) years
•	Exercise price: $0.10

Fair value of the options at the measurement date was $0.75.  For the three and nine months ended October 31, 2022, share-based payments related to share purchase options totaling $86,140 and $424,023, respectively, have been recorded in the Company’s condensed consolidated interim statements of comprehensive loss (three and nine months ended October 31, 2021 - $nil and $nil, respectively).  $124,413 of share-based payment expense has yet to be recognized and will be recognized in future periods.

21

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

13. Non-controlling Interests

In June 2022, MedMelior issued 193,333 common shares and 96,667 share purchase warrants to NCI for gross proceeds of $186,148 (US$145,000), of which $25,709 was allocated to liability classified warrants (Note 10(b)). In October 2022, MedMelior issued 3,500,000 common shares with a fair value of $3,582,864 to a third party for services rendered.

Common shares issued represented 8.9% of MedMelior’s issued and outstanding common shares. As at October 31, 2022, subscriptions received by MedMelior for common shares to be issued totaled $428,575 (January 31, 2022 - $nil). During the three and nine months ended October 31, 2022, net loss allocated to NCI totaled $403,854 and $406,099, respectively (three and nine months ended October 31, 2021 - $nil and $nil, respectively). During the three and nine months ended October 31, 2022, net comprehensive loss allocated to NCI totaled $404,164 and $406,429, respectively (three and nine months ended October 31, 2021 - $nil and $nil, respectively).

14. Supplemental Cash Flow Disclosures

	October 31, 2022 $	October 31, 2021 $
Non-cash investing and financing activities:
Common shares issued for services	29,737	–
Common shares of MedMelior issued for services	3,582,864	–
Common shares issued on conversion of debenture	493,253	–
Common shares and share purchase warrants issued on exercise of special warrants	–	2,794,868
Common shares issued as share issue costs	–	724,690
Compensation options granted as share issue costs	–	467,574

15. Related Party Transactions

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer. During the three and nine months ended October 31, 2022, compensation of key management and directors of the Company totaled $371,592 and $1,476,914, respectively (three and nine months ended October 31, 2021 – $388,684 and $1,178,308, respectively), and consisted of salaries, consulting fees, directors’ fees and share-based payments. During the nine months ended October 31, 2022:

•	1,900,000 stock options were granted to directors and officers (nine months ended October 31, 2021 – 700,000),
•	There were no stock options for key management or directors that were forfeited (nine months ended October 31, 2021 – 896,965).

22

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

15. Related Party Transactions (continued)

At October 31, 2022, the Company owed $735,924 to current and former key management and directors (January 31, 2022 - $144,867), which is included in due to related parties on the condensed consolidated interim statements of financial position. $112,562 of amounts due to current and former key management bear interest at 8% per annum and are due on demand (January 31, 2022 - $104,892). The remainder of amounts due to current and former key management and directors are non-interest bearing and due on demand. At October 31, 2022, accounts payable and accrued liabilities include $545,960 owed to a former director of MedMelior (January 31, 2022 - $466,363), who served as director prior to MedMelior’s amalgamation with the Company.

During the three and nine months ended October 31, 2022, $nil and $42,290, respectively, of settlement expense related to this former director of MedMelior was included in settlements, net on the condensed consolidated interim statements of comprehensive loss (three and nine months ended October 31, 2021 - $62,855 and $250,170, respectively).

16. Commitments and Contingencies

(a) In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims.

(b) In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease. The Company is assessing options available to contest the judicial demand from Olymbec and mitigate its damages. The Company has not accrued any amounts as of October 31, 2022 as management has assessed the likelihood of payment to be unlikely.

(c) The Company is a guarantor on the Lease (Note 16(b)), which was assigned together with the sale of Pivot in December 2020 pursuant to which the Company has recorded an allowance for financial guarantee liability of $1,194,916 (January 31, 2022 - $1,083,295) based on its best estimate of potential future loss.

23

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

The following table summarizes the continuity of financial guarantee liability:

16. Commitments and Contingencies (continued)

	Financial Guarantee Liability $	Current $	Long-term $
Balance, January 31, 2021	182,200	182,200	–
Change in carrying value	901,095
Balance, January 31, 2022	1,083,295	218,780	864,515
Change in carrying value	111,621
Balance, October 31, 2022	1,194,916	667,042	527,874

In October 2021, the Company filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec. Pivot is the lessee of the “Lease and had not met its Lease liabilities upon which the Company, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec (Note 16(b)). In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 and $150,000 on or before May 31, 2022 (the “Transaction”), which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022. During the three and nine months ended October 31, 2022, $nil and $300,000 of settlement income, respectively, has been recorded in settlements, net on the condensed consolidated interim statements of comprehensive loss. On June 13, 2022, the Application was withdrawn by the Company.

(d) The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed the verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction. On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety. On April 29, 2022, in response to the Company’s then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York, asserting substantially the same claims as in the State Court action. The Company believes that lawsuit to be unfounded and has filed a motion to dismiss, substantially similar to the motion granted by the State Court.

(e) In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract in the amount of $64,500, which has been included in accounts payable and accrued liabilities, plus interest and costs. The Company denies the claim and filed a statement of defense and counterclaim in April 2022. In June and November 2022, this third party filed a reply and defense to the Company’s counterclaim.

(f) At October 31, 2022, certain of the Company’s research and development programs, with a total contracted amount of $6.0 million, were in progress of which the Company has paid $3.4 million and a further $2.6 million remains to be paid in future periods.

24

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

17. Operating Segment

The Company operates in one industry segment, development and commercialization of patented, differentiated and premium quality pharmaceuticals within one geographical area. All of the Company’s long-lived assets are located in Canada.

18. Fair Value Measurements

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

The carrying values of cash, amounts receivable, due to related parties and amounts payable and accrued liabilities approximate the fair values due to the short-term nature of these items. The fair values of convertible debenture, financial guarantee liability and loans payable are partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

The following is an analysis of the Company’s financial liabilities at fair value as at October 31, and January 31, 2022:

	As at October 31, 2022		As at January 31, 2022
	Level 1 $	Level 3 $	Level 1 $	Level 3 $

Warrant liabilities	–	23,937	–	353

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BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

There were no transfers between level 1, 2 and 3 inputs during the period.

19. Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a) Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Australia. The carrying amount of cash and non-government related receivables represent the maximum exposure to credit risk. As at October 31, 2022, this amounted to $47,698.

(b) Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 20). Accounts payable and accrued liabilities, due to related parties and the current portions of financial guarantee liability and loans payable are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at October 31, 2022 based on contractual undiscounted payments:

	0 – 12 Months $	Over 12 Months $
Accounts payable and accrued liabilities	4,865,196	–
Due to related parties	735,924	–
Financial guarantee liability	667,042	527,874
Loans payable	40,000	38,977
Warrant liabilities	–	23,937

(d) Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $153,000. The Company does not invest in derivatives to mitigate these risks.

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BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

20. Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented, differentiated and premium quality pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

21. Events After the Reporting Date

In December 2022, the Company issued 1,493,333 common shares for gross proceeds of US$224,000. 1,343,333 common shares issued were pursuant to subscription proceeds of $275,515 (US$201,500) received as at October 31, 2022 (Note 9(d)).

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